UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on TELEKOM South Africa embarks on nationwide wimax network with ALVARION’S breezemax dated April 25, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: April 25th, 2007                          By: /s/ Tzvika Friedman
                                                   Name: Tzvika Friedman
Title:	CEO

EXHIBIT 1
Contacts
Dafna Gruber, CFO             Esther Loewy, Investor Relations
+972-3-645-6252                  +650-314-2653
+760-517-3187                 +972-3-767-4476
Efrat.makov@alvarion.com       esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

telkom south africa embarks on nationwide wimax network with
ALVARION’S breezemax

Incumbent Provider to Deploy Alvarion’s WiMAX Network and Achieve
Increased Broadband Services for Gauteng and Coastal Regions

Tel Aviv, Israel, April 25, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Telkom SA Ltd., the provider of public switched communications services in South Africa, has selected its BreezeMAXTM 3.5 GHZ to roll out WiMAX networks as part of an ongoing deployment project for increasing wireless broadband services on a nationwide level. The first deployments are taking place in the highly urbanized province of Gauteng and along the coastal regions of the country.

Working with its local leading technology partner SAAB Grintek, Alvarion offers a fast and cost effective deployment process by means of its award-winning BreezeMAX platform and extensive proven field-experience. Taking part in the WiMAX rollout initiative, end users are expected to experience excellent and reliable network coverage, enjoying quick access and triple play services.

“As a key player in South Africa, we have chosen Alvarion and its WiMAX CertifiedTM BreezeMAX platform to ensure high quality broadband services to our customers,” said Alphonzo Samuels, Telkom’s Executive Officer for Broadband Technology. “We are impressed with Alvarion’s achievements in the WiMAX market in general, and the successful extensive network trials of BreezeMAX in South Africa in particular. We believe that Alvarion will play an important role in the future, as we aim to increase broadband penetration throughout the country in urban and rural areas alike.”

BreezeMAX complies with IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight functionality. Its carrier-class design supports broadband speeds and quality of service, enabling carriers to offer triple play broadband services to thousands of subscribers via a single base station. Since its launch in mid-2004, BreezeMAX is the most popular WiMAX system in the world having been successfully deployed in over 300 installations, in more than 100 countries worldwide.

“We are proud to be selected by a market leading company as Telkom SA, and take an active role in their WiMAX initiative, which has just set out,” said Tzvika Friedman, president and CEO of Alvarion. “Offering reduced time to market, top quality service and a wide range of mobile WiMAX solutions; we look forward to upcoming potential deployments, as South Africa embarks on the vast opportunities of broadband services, in order to enable the citizens of Gauteng and coastal regions to benefit from fast access, triple play and more.”

About Telkom SA Limited

Telkom SA Limited is Africa's largest integrated communications company. Telkom provides public switched communication services in South Africa and offers fixed-line voice and data services, branded as Telkom. Telkom participates in the South African mobile communications market through its 50% shareholding in Vodacom, the largest mobile communications network operator in South Africa based on total estimated customers. Telkom’s infrastructure is composed of terrestrial, undersea and satellite communications and pathways, broadband circuits and connections that enable voice, data and video communication services.
Telkom has approximately 4.7 million telephone access lines in service as of March 2006. Telkom had consolidated operating revenue of R47.6 billion for the year ended March 31, 2006. Telkom’s subsidiaries include Telkom Directory Services (Pty) Ltd who provides complete yellow and white pages directory services as well as electronic services, and Swiftnet (Pty) Ltd. Swifnet trades under the name of FastNet Wireless Service and provides synchronous wireless access on Telkom’s X25 network, Saponet-P, to its customers.

About Saab Grintek

Saab Grintek is a leading empowerment technology group based in South Africa and recognized globally for its innovative high tech electronics, with a focus on ICT and enterprise solutions, aviation systems, energy management, tactical communications, communications intelligence, logistics support and global connectivity services

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.